Exhibit 99.1

CorpBanca Announces Incorporation to Dow Jones
Sustainability Index Chile 2015

Santiago, Chile, October 7, 2015. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced that it has been selected as an index component of the newly launched Dow Jones Sustainability Index (DJSI) Chile -being one of the twelve companies of the IPSA Index that compound the DJSI Chile- and also integrated into the Euronext Vigeo Index - Emerging 70 (the 70 most advanced companies in the Emerging Market Region) that distinguishes companies achieving the most advanced Environmental, Social and Governance performances on a local and global level, respectively.

Companies included in the Euronext Vigeo Index – Emerging 70 have achieved the highest scores, as determined by the review of up to 330 indicators, assessed by Vigeo within 38 sustainability drivers.

In cooperation with S&P Dow Jones Indices, RobecoSAM launched the DJSI in 1999 as the world's first global sustainability benchmarks. To offer investors both global and regional perspectives, the index family includes the DJSI World, DJSI North America, DJSI Europe, DJSI Asia Pacific, DJSI Emerging Markets, DJSI Australia and DJSI Korea and the newly launched Dow Jones Sustainability Index (DJSI) Chile. Every index has its own specific requirements, but each consists of the top industry leaders according to our CSA scores in its respective market.

The DJSI tracks the financial performance of companies that are corporate sustainability leaders in their respective industries. The selection of companies for the indices is based on their scores in the CSA, using a "best-in-class" approach.

In 2015 CorpBanca received two major recognitions of our corporate sustainability leadership, thanks to the constant commitment and work of all of our teams. This assessment also considers our operations in Colombia and New York, reflecting the consistency and quality of our corporate values.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA) is Chile's oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$29.5 billion approximately and the equity totaled US$2.1 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of August 31, 2015, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 7.2% market share.

As of July 31, 2015, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. At the same date, its market share by loans remained stable at 6.4%.

CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl